Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

July 17, 2008

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc.
Amendment No. 3 to Registration Statement on Form SB-2 on Form S-1/A
Filed July 17, 2008
File No. 333-146331

Dear Mr. Mancuso:

We have filed today a further amendment to the above-referenced registration statement. Please note that our correspondence of June 24, 2008 addressed the comments in your March 11, 2008 letter. References to Amendment No. 2 to the registration statement to in our June 24 letter may be read as references to Amendment No. 3, filed today.

If you have any comments or questions, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.
Daniel J. MacTough, Esq.